Filed by Handspring, Inc. Pursuant to Rule 425

Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Handspring, Inc.

Commission File No.: 0-30719

On June 4, 2003, Palm, Inc. and Handspring, Inc. held a joint conference call relating to the definitive agreement pursuant to which Palm will spin-off PalmSource, Inc. and after the spin-off acquire Handspring. A replay of the conference call is available via webcast at www.Handspring.com <http://www.Handspring.com> and through a dial-in number. The following is a transcript of the conference call.

FINAL TRANSCRIPT
CCBN StreetEvents CCBN StreetEvents Conference Call Transcript PALM—Palm Acquisition of Handspring and PalmSource Spin-Off Event Date/Time: Jun. 04. 2003 / 10:30AM ET Event Duration: 41 min

CCBN StreetEvents	streetevents@ccbn.com	617.603.7900	www.streetevents.com

FINAL TRANSCRIPT

PALM – Palm Acquisition of Handspring and PalmSource Spin-Off

CORPORATE PARTICIPANTS

Jimmy Johnson

Palm Inc.—Manager of Investor Relations

Eric Benhamou

Palm Inc.—Chairman and CEO

Todd Bradley

Palm Solutions Group—President and CEO

Donna Dubinsky

Handspring—CEO

Jeff Hawkins

Handspring—Chairman and Chief Product Officer

Ed Colligan

Handspring—President and COO

Judy Bruner

Palm Inc.—SVP and CFO

CONFERENCE CALL PARTICIPANTS

Ray Sharma

BMO Nesbitt Burns—Analyst

Joseph To

Lehman Brothers—Analyst

James Faucette

Pacific Crest—Analyst

Charles Wolf

Needham—Analyst

Arindam Basu

Morgan Stanley—Analyst

Kerry Evahampson

Credit Suisse First Boston—Analyst

Ted Chung

Bear Stearns—Analyst

PRESENTATION

Operator

Good morning ladies and gentlemen and welcome to the Palm Conference Call. At this time all participants have been placed in a listen-only mode and the floor will be opened for your questions and comments following the presentation. I would now like to introduce Mr. Jimmy Johnson, Manager of Investor Relations. Sir the floor is yours.

Jimmy Johnson - Palm Inc.—Manager of Investor Relations

Thank you, Enrique, and good morning. I would like to thank everyone for joining us on such short notice and welcome securities analysts, shareholders, and others listening today to our announcement regarding Palm’s acquisition of Handspring and receiving final Board approval of the PalmSource spin-off. I would like to remind everyone that today’s comments will include forward-looking statements. These statements are subject to risks and uncertainties that may cause actual results and events to differ materially. These risks and uncertainties are detailed in Palm’s and Handspring’s filings with the Securities and Exchange Commission. In addition, Palm and PalmSource will be filing registration statements with the SEC relating to the acquisition of Handspring and spin-off with PalmSource. We urge you to read those materials, which will contain more detailed information about the acquisition and spin-off when they become available. To comply with the SEC’s guidance on fair and open disclosure, we have made this conference call publicly available via webcast and phone, and we will post today’s remarks on our palm.com website, and also on Handspring’s website. I would now like to turn the call over to our Chairman and CEO, Eric Benhamou.

Eric Benhamou - Palm Inc.—Chairman and CEO

Thank you, Jimmy. With me today and speaking on this call are Todd Bradley, President and CEO of Palm Solutions Group; Donna Dubinsky and Jeff Hawkins, Co-Founders of Handspring, and respectively their CEO and Chief Product Officer. With us are Ed Colligan, President and COO of Handspring; and Judy Bruner, Palm’s Chief Financial Officer to answer questions you may have after our formal remarks. We are making important and exciting announcements today. As you saw in the press release sent out early this morning, we have signed a definitive agreement to complete an important transaction encompassing two components—first, the acquisition of Handspring, a pioneer and leading innovator PalmOS-based PDAs, smartphones, and communicators. Second, the spin-off of PalmSource to Palm shareholders. We have also obtained final Board approval for the separation agreements between PalmSource and Palm.

CCBN StreetEvents	streetevents@ccbn.com	617.603.7900	www.streetevents.com

FINAL TRANSCRIPT

PALM – Palm Acquisition of Handspring and PalmSource Spin-Off

The two components of this transaction will happen simultaneously and will be the object of a Palm shareholder vote in the fall. Around the same time, Handspring shareholders will vote at their own meeting on the acquisition. We view today’s announcements as having a profound and transformative effect on the structure of the handheld industry, enabling new growth opportunities for the customers and partners, for both Palm and Handspring, and most importantly creating new possibilities for enhancing shareholder value for both Palm and Handspring shareholders.

Todd Bradley will walk you through the details of the Handspring acquisition, but let me spend a few minutes giving you this strategic rationale behind each component of the transaction. From the start our motivation for wanting to formally separate the Palm OS platform business and for spinning it off into an independent company were three-fold. We wanted to achieve great clarity of focus and mission for both our platform licensing business and for our Handheld product and solutions business. Through enhanced focus, we wanted to raise the quality and crispness of our execution. I believe we have already enjoyed some of the desired favorable effects as our plant got underway some 18 months ago.

The second core motivation behind our separation strategy was to create a level playing field among current and future licensees to deepen their commitments to the Palm OS platform and to grow the overall Palm Economy. We thought it was particularly important to signal our intentions to the market as new generations of Handhelds such as smartphones were beginning to appear. We expect to realize additional interest on the part of current and prospective licensees and developers as we complete the full separation of PalmSource from Palm.

Finally, our third motivation was to enhance our potential for growing shareholder value by creating a leading pure-play handheld platform company, and thereby attracting new and different profiles of shareholders. With the completion of all separation agreements and Board approval, we are now far closer to being able to realize this potential.

Let me now explain the strategic rationale behind our acquisition of Handspring. There are four salient points to bring up here. First, we are creating one company that combines the best capabilities for strong operational management and innovation. We think this combination is essential in our industry, particularly, at a time when competition has intensified. Todd Bradley and his team have shown that we can streamline our supply chain processes, manage our balance sheet and expense structure, introduce innovative products, and grow market share at the same time. The companies founded by Donna Dubinsky and Jeff Hawkins have always stood out for pioneering innovation, for creative thinking, and the courage to challenge conventional wisdom. The chance to combine these skills under one roof is the foundation of this acquisition.

Second, this combination provides the broadest Handheld product lineup for consumers, mobile professionals, and businesses. Critical mass and product breadth are important success factors in this industry. A single product line, however innovative it may be it is much harder to produce a compelling and sustainable business model. The merged company will be undisputed in its leadership in this regard.

Third, we can maximize the breadth and coverage of our worldwide distribution channels. The addition of Handspring’s global carrier channels is highly complimentary to Palm’s retail and enterprise channels. Again, the fit is readily apparent.

Finally, we are expanding and enhancing the management team and matching it with the market opportunities ahead. Todd will review this aspect with you in a few minutes. Suffice it to say that this transaction adds to the depth and the breadth of our management team and raises our ability to execute.

Let me now briefly describe the way the transaction will occur. The first step will be a tax free distribution of all PalmSource shares owned by Palm to Palm shareholders. The second step consists of a merger between Palm Solutions Group (which you can think of as Palm minus PalmSource) and Handspring. I will leave it to Todd to describe further the details of this part of the transaction. All current Palm shareholders will ultimately end up owning two stocks; a PalmSource stock distributed on a pro-rata basis, as well as their current Palm Inc. stock which will then reflect the business of the merged company. The SEC filings associated with this transaction will take place in July and will include details regarding both the spin-off of PalmSource and the Handspring acquisition.

Last but not least, let me walk you through the result that we envision; a radical reconfiguration of the landscape of our industry. There will be an independent publicly traded software company named PalmSource, which would be the leading global handheld platform supplier. There will also be a new independent publicly traded product and solutions company — the merged company of Palm Solutions Group and Handspring. It will be the largest Palm OS licensee with a leading global market share in all categories of Handheld from consumer PDAs to mobile professional products, enterprise products, and wireless communicators. There will be a stronger Palm economy with more dedicated resources. The existing Palm OS licensees will be stronger with brighter prospects. There will be more incentives for developers to invest in the Palm OS platform and more applications and partner leverage to be gained by Palm OS licensees. This industry landscape is more conducive to innovation and profitable growth. Palm Solutions and Handspring are stronger together as a merged company than we are individually. PalmSource will work closely with the new merged company and will enjoy the freedom, dedication, and focus required to take the growth of the Palm OS platform to a new level. I will now turn it over to Todd Bradley, who will be the CEO of the newly merged company. He will

CCBN StreetEvents	streetevents@ccbn.com	617.603.7900	www.streetevents.com

FINAL TRANSCRIPT

PALM – Palm Acquisition of Handspring and PalmSource Spin-Off

provide you with additional information on today’s announcements. Todd.

Todd Bradley - Palm Solutions Group—President and CEO

Thank you, Eric, and hello everyone. Today marks a great day for Palm Solutions and Handspring. Two companies uniquely complimentary coming together. This is truly a merger of leaders — Palm brings operational excellence, innovation, and world leadership in handheld computing; Handspring brings innovation, and vision in the smartphone industry, and excellent relationships with world class carriers. We are building one of the strongest pure-play mobile computing company in the world with the most experienced leadership team and I couldn’t be more excited about our prospects. Together, we will drive and shape the future of mobile computing.

Let me elaborate a little. We have an exceptional opportunity to bring together the best from both companies and to create a far stronger competitor on an improved structure. Those of you who have followed Palm closely know that we’ve worked hard to fix the foundation of this company, both in operations and innovation. The economy has been tough on everyone, but we’ve aggressively adjusted our operating structure to meet this challenge. And I’m proud of the progress we’ve made on many fronts to improve our performance. And you know that Palm is the market leader in most regions around the world, and that Palm Handhelds have long been noted for their ease of use and productivity benefits. But more recently, we’ve earned significant praise from reviewers and customers for bringing product innovation back into the company. By adding Handspring’s well-know and innovative Treo smartphones, it’s clear that upon completion of our merger, we’ll meet customer requirements like no other competitor in the space. And the economics of the merged company are significantly more attractive.

This merger also supports our three corporate objectives, which you’ve heard Eric and me speaking about many times in the past; growing the market, maintaining our market leadership, and delivering consistent profitability. And overall, our goal is creating shareholder value. Eric walked through a bit of the structure of the deal earlier, and I’ll now elaborate on what I can. Please note that more details regarding the transaction will be available when we file our registration statement for the transaction with the Securities and Exchange Commission. Both PalmSource’s spin-off and the acquisition of Handspring will occur virtually simultaneously this fall. The spin-off of PalmSource will occur first and the PalmSource shares will be distributed to Palm shareholders. Handspring shareholders will not receive shares of PalmSource. Following the PalmSource spin-off, Handspring will be merged into the remaining Palm Solutions. The merger terms call for a fixed exchange ratio whereby 0.09 shares of Palm Solutions are exchanged for each share of Handspring stock, resulting in approximately 13.9m shares being issued to Handspring shareholders on a fully diluted basis. The merged company will be owned 32.2% by Handspring shareholders of record and Palm Inc. shareholders of record will own about 67.8%.

The value per share to be received by Handspring shareholders will be based on the Palm share price following the spin-off of PalmSource. The spin-off of PalmSource and immediately following the merger of Handspring into Palm Solutions is being treated as one transaction with two components. The transaction is subject to the customary domestic and foreign regulatory approvals and shareholder votes. A simple majority vote of shares outstanding is required by the shareholders of Palm Inc. and the same is required of Handspring. Handspring insiders own a large portion of their company stock, and Donna Dubinsky, Jeff Hawkins, and Ed Colligan have already committed 37.5% of the outstanding shares in favor of this merger. Palm will extend an initial $10m line of credit to Handspring for working-capital purposes until the transaction closes. Under certain conditions, the line of credit may be increased to $20m, and its maturity may be extended. We are looking to fall of 2003 for the completion of all the regulatory requirements and votes.

Many of you have seen me use a slide that looks out for 2006 and estimates the compound annual growth rate for the various types of handheld computers and smartphones. Accounting for the largest share of the market today are traditional handheld computers, and this is where the market has been and where the growth remained an estimated 8%. As an example of that growth, we recently reported that our $99 retail Zire handheld has in only 6 months of availability racked up 1m units sold. According to NPD, Palm Solutions held 50% of the market share in US retail for the week beginning May 11.

The next type of handheld is the data-centric product. These include products such as our Tungsten W, the integrated GSM/GPRS product, as our Tungsten T with integrated Bluetooth, or our Tungsten C with integrated 802.11 also have a very nice expected trajectory and an estimated 42% growth rate. But the truly dramatic compound annual growth rate predictions are for the smartphone space, the space that Handspring understands very well. The base that is small today, but the potential is huge growing at 76%. Now, consider the prospects for a single company that can offer product across this entire spectrum. The projected compound growth of this combined market is a strong rationale for this merger of category leaders. The opportunity is both compelling and extremely exciting. When the merger is completed, our joint product portfolio will address customer requirements in a very comprehensive fashion. It will bridge from the most simple personal information management device to the fully featured smartphone and with almost no overlap at all.

Clearly, a stronger competitor will emerge from all facets of our business functions, from product management through to sales and marketing. The news today is a compelling path to scale and profitability. But that’s clearly not all. The team we have

CCBN StreetEvents	streetevents@ccbn.com	617.603.7900	www.streetevents.com

FINAL TRANSCRIPT

PALM – Palm Acquisition of Handspring and PalmSource Spin-Off

assembled to lead our new company is beyond comparison. Jeff Hawkins will become our Chief Technology Officer. He is of course the inventor of the first commercially successful handheld and known as a visionary to any one who watches this space. I am happy to say he will continue to inspire the future of wired and wireless handhelds as well of course as smartphones.

We have structured the merged company around two business units; Smartphone Solution and Handheld Computing Solutions. I am very pleased to say that Ed Colligan, currently President and Chief Operating Officer for Handspring, will run the Smartphone Solutions group. What he and his team have done from a small base is outstanding. The Handspring products and engineering teams under Ed will move over largely as a group, meaning they shouldn’t miss a beat in the transition and we look forward to the first Palm Treo smartphone on the market.

Handheld computing will be led by Ken Wirt, currently a Palm Solutions Senior Vice President of Sales and Marketing. Ken and his team have done a great job introducing new and acclaimed products and two new subbrands, Zire for the consumer and multimedia enthusiast and Tungsten for the mobile professional and businesses.

The Chief Financial Officer of the merged company would be Judy Bruner, Palm’s Senior Vice President and CFO. In addition to Jeff and Ed continuing to execute on the vision of handheld computing, I am very pleased that Donna Dubinsky will join our board and take a very active role in guiding the future of the merged company.

Eric and I have spoken to you many times about Palm Solutions’ three objectives. Our news today about this exciting merger supports all of them very well. Eric talked about the industry catalyst announced today; the two acts that together will transform this industry. PalmSource will begin its independent life growing the Palm economy from its leading operating system software platform and Palm Solutions merged with Handspring will create the industry’s most competitive handheld and smartphone company. The merged company, I will be honored to lead, will be true our mission of delivering what matters most to customers and in doing so, we will create shareholder value in a very exciting, rewarding, and growing space. And now, it is my great pleasure to turn this over to Donna Dubinsky.

Donna Dubinsky - Handspring—CEO

Thanks Todd. I am very pleased to be here today to participate in the announcement of this significant transaction. When we founded Palm over 11 years ago, we had a vision that handheld computing will be the future of personal computing. By this we meant that truly personal computers, computers you carry on your person, and combine your personal and professional data will be handheld computers, not desktop or enterprise. When we founded Handspring almost five years ago, we expanded that vision to encompass wireless communications. Through many years this vision has held constant. We believe that integrated computing and communications devices will be compelling and ubiquitous, and they will have a major impact on how we all live and work.

I’m very pleased that the Palm team shares the same vision. As you know at Handspring, we made the conscious decision to stop investing in handheld computers in order to focus our investment on communicators or smart phones. By joining forces with Palm, we are able to pursue our vision from a stronger position and to work towards the gradual transformation of this industry into a wireless future.

We see significant strategic rationale to combine these two companies. Our Treo products will benefit from the strong Palm brand. We will be able to capitalize on Palm’s strength in the retail channel. We will combine efforts in the enterprise where we both have assets, but where neither company has a sufficient product line alone. We will benefit from scale in our purchasing and from the work Palm has done to streamline its supply chain and we believe that we can arrive at a profitable structure sooner together than either company would have on its own.

Of course, we bring great strengths to the party as well. We have one of the world’s most experienced and talented product design and engineering teams in the smartphone category. We bring substantial technical capabilities, including GSM and CDMA radio expertise. We’ve developed deep relationships with several major carrier partners and are well on the way to adding other significant relationships. We have an organization that is thoroughly educated in how to create and manage these relationships, whether in contract management, web sales, marketing influence, or the coordination of technical support.

I believe that the combination of our product knowledge and carrier relationships along with Palm’s brand will erect significant barriers to entry in the smart phone business. We have learned the hard way that these are difficult products to create and that the network operators are challenging relationships to manage. By overcoming these obstacles, we feel that we bring to the combined Palm a sustainable competitive position in this new category.

On a personal note, I look forward to the opportunity to serve on the merged company’s new board of directors. I expect to work both with Todd Bradley on the overall business and Ed Colligan on the wireless business in any way that I can to help support the integration process and ultimately the merged business. As we move forward in creating this new company together, we have one objective in mind which is to create the leader in the next generation of personal computing and communications. This merger will give us a greater position of strength in order to make this vision a reality. And with that, I’d like to turn it over to Jeff Hawkins.

CCBN StreetEvents	streetevents@ccbn.com	617.603.7900	www.streetevents.com

FINAL TRANSCRIPT

PALM – Palm Acquisition of Handspring and PalmSource Spin-Off

Jeff Hawkins - Handspring—Chairman and Chief Product Officer

Thank you Donna. In my time at Palm and now here at Handspring, I’ve always believed the future of personal computing is mobile computing. In years to come, we won’t think of personal computing as we do today where desktops and laptops are the primary medium of work and communications. In the future, mobile devices, both handheld computers and smart phones will play the central role in our work and our personal lives. We will access the internet more often on phones than on desktop computers. We will receive email and messages more frequently on handheld computers and phones than on desktop computers, and we will continue to talk on our phones, perhaps in new ways. Phones and handheld computers will be our most essential computing and communications tools. Our desktops, laptops, and other terminals will be peripheral to devices that fit in our pockets.

The teams at both Palm and Handspring firmly believe in this future. For the past decade, Palm has pioneered the handheld computing industry and built a clear and undisputed leadership position. They have maintained this leadership position in the face of changing technology and the stiff competition. Handspring on the other hand has focused its resources on creating a new category of sophisticated and easy-to-use smartphones. Although small today, we believe this is a market poised for rapid growth and Handspring has established a leadership position even among much larger cell phone manufacturers.

Palm and Handspring have produced some of the greatest mobile computing products even through difficult times. By merging our two companies, we can go to market with redoubled strength in leadership, and share knowledge and experience resulting in an environment where innovative ideas can flourish and the resulting products will prosper. We have only scratched the surface of this promising industry. With Palm and Handspring becoming a single united force in the marketplace, we are building a team whose experience and assets are unmatched. The future of personal computing is mobile computing, and this merger of Palm and Handspring is a seminal event in our journey towards this future.

You might be curious how I personally feel about this merger. So I will tell you. I have been at Handspring for almost five years now. Palm has changed a lot since I was there. Most of the people are new. So this is not a reunion for me and there is no nostalgia. However, as I come to know the Palm management team, I have been impressed with both their product design and business skill and our common vision for the future personal computing. I believe that by joining with Palm, we will be able to deliver a much broader portfolio product that will shape the future of the industry, even beyond what we could have accomplished as an independent company. By merging Palm and Handspring, we will have a company that can help redefine personal computing, innovative products, and unrivalled leadership. For these reasons, I am very excited what we can accomplish as a result of this merger. I will now turn the call back over to Todd.

Todd Bradley - Palm Solutions Group—President and CEO

Thanks Jeff. Now we would like to open the call to any questions.

CCBN StreetEvents	streetevents@ccbn.com	617.603.7900	www.streetevents.com

FINAL TRANSCRIPT

PALM – Palm Acquisition of Handspring and PalmSource Spin-Off

QUESTION AND ANSWER

Operator

Thank you. The floor is now open for questions. If you do have a question or a comment, you may press “1” followed by “4” on your touchtone phones. If you are on a speakerphone, we do ask you to please pick up your handset to minimize any background noise and if at any point if your question has been answered, you may remove yourself from the queue by pressing the “pound” key. Once again, if you do have a question or comment, you may press “1” followed by “4” on your touchtone phone at this time. Our first question is coming from Ray Sharma of BMO Nesbitt Burns.

Ray Sharma - BMO Nesbitt Burns—Analyst

Good morning everyone. Congratulations on the transaction. It looks excellent from an industry perspective. My first question — maybe Judy could help us with this, is what broadly speaking is a $25m synergy — cost synergies entail?

Judy Bruner - Palm Inc.—SVP and CFO

Okay. Hi Ray. The cost synergies include a number of different areas. One is that there will be some headcount reduction from the combined company. Clearly there will be some overlapping infrastructure throughout the company that we will rationalize. There will also be overlapping facilities that we will rationalize between the two companies; and there will be some duplicate corporate type of expenses as well as some duplicate programs in other areas.

Ray Sharma - BMO Nesbitt Burns—Analyst

Okay. That is clear on expenses. Is there are anything in regards to operating system licensing terms that will change.

Judy Bruner - Palm Inc.—SVP and CFO

We will be combining the two companies and having one OS license to govern the company.

Ray Sharma - BMO Nesbitt Burns—Analyst

Okay. Is there any tax implications that are notable in the deal?

Judy Bruner - Palm Inc.—SVP and CFO

Well, I would note that both transactions are essentially tax-free transactions to U.S. shareholders.

Ray Sharma - BMO Nesbitt Burns—Analyst

In terms of just combination of the tax carry forward, are there any — have you guys had a chance to assess the viability of that going forward.

Judy Bruner - Palm Inc.—SVP and CFO

Well, we have large tax carry forwards that we hope to utilize when we become profitable.

Ray Sharma - BMO Nesbitt Burns—Analyst

Okay. Just from a more strategic perspective if I could on the technical side of product development; how much of overlap was there already in place that perhaps Palm had development underway that Handspring already has product on either with current generation accessories product. Will you assess the wireless side of the product development? What’s your sense as to the color there?

Todd Bradley - Palm Solutions Group—President and CEO

Ray, this is Todd. I will start and then Ed and Donna can join in. Clearly we see the product line as not overlapping but very, very complimentary. We have developed a complimentary product in ‘W’ that is GPRS driven, but clearly we use voice as an application. It is more of a communicator than a converge device. So, we view the engineering teams as a place where we’ll very much leverage the great work that Ed and Donna and their teams have done and we look to merge those product lines as we move forward. Donna or Ed, you want to add?

Ed Colligan - Handspring—President and COO

Yeah, the only thing I would add is what we found in the wireless space is not one size, does not fit all relative to the various functionalities and there are absolutely spaces for products that are more data-centric and data-focused and voice secondary. And our products are more focused on voice first and data as a secondary solutions. So, different people want different solutions, and I think this combination just really provides amazing breadth in the product portfolio which is fantastic.

Todd Bradley - Palm Solutions Group—President and CEO

I think we should move on to the next question please.

CCBN StreetEvents	streetevents@ccbn.com	617.603.7900	www.streetevents.com

FINAL TRANSCRIPT

PALM – Palm Acquisition of Handspring and PalmSource Spin-Off

Ray Sharma - BMO Nesbitt Burns—Analyst

Thanks.

Operator

Thank you. Our next question is coming from Joseph To of Lehman Brothers.

Joseph To - Lehman Brothers—Analyst

Hi guys, just a couple of questions both on PalmSource and on the merger. With regards to PalmSource, Judy, maybe you can tell us if — how it is going to be capitalized? You guys are going to be — how much money you guys are going to be contributing? And then secondarily on the merger itself, how quickly do you guys think you are going to be able to recognize synergies, whether it would be through the retail channel or through Handspring’s carrier relationships? Thanks.

Judy Bruner - Palm Inc.—SVP and CFO

I think so in terms of the capitalization of Palm Stores we will be retailing the allocation of assets and liabilities between Palm Stores and the Palm Solutions Group once we make our SEC filings. So, we are not going to go into that detail at this point in time. As I said before, the lion’s share of the cash will go to the Solutions Group because the Solutions Group is the working capital intensive company within Palm and as you also know PalmSource did raise $20m back in October from Sony and that clearly is their cash. But in the SEC filings we will describe the additional allocation of cash, all assets and liabilities within Palm.

And then your second question was how fast do we expect to be able to recognize synergies. Well clearly we have an objective to recognize them very quickly. From a cost perspective we have already begun having some discussions in terms of integration planning and how we will make these synergies happen quickly. And from a top-line perspective, we expect to see synergies very quickly as well as we get some synergies from the channels as well as from the brands.

Todd Bradley - Palm Solutions Group—President and CEO

Jeff.

Jeff Hawkins - Handspring—Chairman and Chief Product Officer

Joe, clearly we spent a lot of time as we’ve looked at this, a joint team is looking at how we would execute on the integration plan and myself with Ed and Donna and our teams are moving forward with more detailed planning but if this transaction closes, we would execute very quickly.

Joseph To - Lehman Brothers—Analyst

Okay thanks a lot. Judy when are those SEC documents going to be filed? When could we expect those?

Judy Bruner - Palm Inc.—SVP and CFO

We expect to file them in July.

Joseph To - Lehman Brothers—Analyst

Okay thank you.

Todd Bradley - Palm Solutions Group—President and CEO

Thanks, next question please.

Operator

Thank you. Our next question is coming from James Faucette of Pacific Crest.

James Faucette - Pacific Crest—Analyst

Hi, good morning guys. Just a couple of questions related to first of all — if you have already answered this, I apologize. I don’t know how to work the phone anymore, I dropped the call inadvertently but as far as distribution channels, what — it seems like they are pretty complimentary right now for the most part. I mean, do you expect to see any real benefits there or how do you think that will impact; and then also the need for new capital, either in terms of for other merged company or for PalmSource? Thank you.

Todd Bradley - Palm Solutions Group—President and CEO

James this is Todd, I will start and let Ed Colligan to join me. In permanent distribution channel, clearly we see both benefits from new channel. Handspring brings clear carrier channels that are far better developed that what we have had at Palm and I think we have clearly got the opportunity to leverage the Palm retail channels, both here and internationally for the Handspring product. So we see this as a great opportunity.

Ed Colligan - Handspring—President and COO

CCBN StreetEvents	streetevents@ccbn.com	617.603.7900	www.streetevents.com

FINAL TRANSCRIPT

PALM – Palm Acquisition of Handspring and PalmSource Spin-Off

Yeah I would just add that the Palm channel strength brings additional — significant additional distribution, both in our ability to enter retail which we exited effectively when we left the Organizer business behind. So this gives us a new opportunity to reignite that and also the international presence is significant for us as well.

Todd Bradley - Palm Solutions Group—President and CEO

Judy you want to talk on this.

Judy Bruner - Palm Inc.—SVP and CFO

Sure. Hi, James. We believe that the combined company will have adequate cash, although it is on the lower end of the range as we look at various metrics with respect to cash. But we believe it will be adequate. And we will continue to evaluate going forward if there are opportunities for capital raising that makes sense, but we believe we definitely have adequate cash.

James Faucette - Pacific Crest—Analyst

Okay thank you very much.

Todd Bradley - Palm Solutions Group—President and CEO

Next question please.

Operator

Our next question is coming from Charlie Wolf of Needham.

Charles Wolf - Needham—Analyst

Hi, guys. I have a short question, will the Treo brand be continued going forward or will its name be changed to Tungsten?

Ed Colligan - Handspring—President and COO

We think — this is Ed Colligan Charlie — we think the Treo brand has done very well and established a strong position in the smart phones space and we expect to continue that going forward.

Todd Bradley - Palm Solutions Group—President and CEO

Yeah, Charlie, this is Todd. You can expect to see all three brands because they have very different attribute but the Zire brand will continue to be an entry level consumer kind of multimedia set of product, Tungsten T & C would continue as they are and clearly Treo is the brand in smartphones, phone space. So, you could expect to see all three actually sub-brands continue.

Charles Wolf - Needham—Analyst

Fine, thank you.

Todd Bradley - Palm Solutions Group—President and CEO

Thank you Charlie.

Operator

Thank you. Our next question is coming from Arindam Basu of Morgan Stanley.

Arindam Basu - Morgan Stanley—Analyst

Hey folks, can you hear me?

Todd Bradley - Palm Solutions Group—President and CEO

Sure.

Arindam Basu - Morgan Stanley—Analyst

Okay, hi. Congratulations. Two questions; first, if you could go through the product road map going forward for the Solutions Group in the product road map for Handspring and then what discussions you have had about combined efforts going forward? And then secondly, if you could discuss any customer reactions that you have gotten from the proposed idea, whether it’s from the carrier side or from the distribution channels, I would appreciate it?

Todd Bradley - Palm Solutions Group—President and CEO

I’ll start and ask Ed to follow along. As you know, neither one of us speak about future roadmaps. We were very successful with the product set that the Palm Solutions Group launched in April and we will stay true to our spring/fall cycle of product launches. And as you talked about, Handspring will continue to develop our smartphone product line. We are very excited about our next generation product. We have done some early sneak previews of that and responses have been very, very positive; so we are excited about that opportunity that’s upcoming and as far as the customer reactions, obviously it is extremely confidential transaction and we are not able to talk to anybody prior to today. We have obviously made some early calls now and for many people and we have got some positive reactions from our customers and carrier partners.

CCBN StreetEvents	streetevents@ccbn.com	617.603.7900	www.streetevents.com

FINAL TRANSCRIPT

PALM – Palm Acquisition of Handspring and PalmSource Spin-Off

Ed Colligan - Handspring—President and COO

But clearly we anticipated very, very positive market response, because we do offer such a breadth of innovative products in such an exciting state.

Todd Bradley - Palm Solutions Group—President and CEO

Next question please.

Operator

Our next question is coming from Tim Long of Credit Suisse First Boston.

Kerry Evahampson - Credit Suisse First Boston—Analyst

Hi, this is [Kerry Evahampson] for Tim Long. Congratulations and good morning. If I understand correctly, do you guys plan to consolidate headquarters and if so, are there any outstanding lease issues we should be aware of? And then in terms of the $25m in cost savings you are expecting can we see that happening once the deal closes basically this year? Thanks.

Judy Bruner - Palm Inc.—SVP and CFO

Hi Kerry, this is Judy, I will take that — so we plan to have the Headquarters for the newly merged company be at the current Solutions headquarters in our Milpitas campus. With respect to leases, we will take a charge that will include any ongoing lease commitments for facilities that we no longer need between the — within the merged company, and then in terms of when the synergies are realized, you know, it will take a couple of quarters, two to three quarters to really realize all of those synergies but very quickly we will begin to see the effect of that.

Kerry Evahampson - Credit Suisse First Boston—Analyst

And those will be realized two to three quarters after the close of the deal?

Judy Bruner - Palm Inc.—SVP and CFO

Well, we’ll start to see some right away, but we expect to see all of the synergies realize within two to three quarters.

Kerry Evahampson - Credit Suisse First Boston—Analyst

Okay, thanks.

Todd Bradley - Palm Solutions Group—President and CEO

Great. Next question please.

Operator

Thank you. Our final question will be coming from Ted Chung of Bear Stearns.

Ted Chung - Bear Stearns—Analyst

Actually I am [dialing in for Andy Neff]. I will just quickly — in terms of your Enterprise Solutions, you said that [your software] you are still working on the Enterprise Software efforts [Arkan] Technologies which always have several ongoing or [inaudible]?

Todd Bradley - Palm Solutions Group—President and CEO

I am sorry...

Judy Bruner - Palm Inc.—SVP and CFO

Ted, could you just speak a little more loudly please?

Ted Chung - Bear Stearns—Analyst

Yes, can you update us on your Enterprise Software efforts with [Arkan] Technologies and other partners; it looks like Handspring is still working on multiple partners; is there is any one particular partner that you are working with more closely?

Todd Bradley - Palm Solutions Group—President and CEO

Ed you want to take that.

Ed Colligan - Handspring—President and COO

This is Ed Colligan. We work with a wide range of software partners with our Enterprise Solutions. So I can’t comment anything specific relationships today because they have not been announced but outside of our existing ones with Visto and Synchrologic and others. So, you know, as far as Good and RIM, they are obviously potential partners for the combined company. And we used to have — not have any announcements to make today.

Ted Chung - Bear Stearns—Analyst

Thank you.

CCBN StreetEvents	streetevents@ccbn.com	617.603.7900	www.streetevents.com

FINAL TRANSCRIPT

PALM – Palm Acquisition of Handspring and PalmSource Spin-Off

Todd Bradley - Palm Solutions Group—President and CEO

Next question please.

Operator

There appear to be no further questions or comments at this time. Would you like to add any closing remarks?

Todd Bradley - Palm Solutions Group—President and CEO

Okay. Thanks, well I hope you heard what we have all shared with you today; then consider the possibilities for this merged company. But you have the same high level of excitement that we share here at Palm and Handspring. We would like to thank you for taking your time this morning to join us and look forward to speaking to you about the results of our merged business. Thank you.

Operator

Thank you ladies and gentlemen for your participation. This does conclude this morning’s conference. You may disconnect your line at this time and have a wonderful day.

FORWARD-LOOKING STATEMENTS

This transcript contains forward-looking statements within the meaning of the federal securities laws, including, without limitation, statements regarding the following: the transformation of the handheld industry; the growth of the Palm economy and the attraction of additional PalmSource licensees as a result of the spin-off; the integration of the Handspring management team and employees with the Palm management team and employees; the timing of the consummation of the merger and the spin-off; the ability of the Palm Solutions Group to realize its objectives of growing the market, maintaining industry leadership and achieving consistent profitability; the strategic and operational benefits to the combined company following the merger; the expectation of greater revenue opportunities, operating efficiencies and cost savings as a result of the merger; employee reductions; the relocation of Handspring employees to Palm’s Milpitas headquarters; the management and board composition of Palm following the merger; and the tax-free nature of the spin-off and merger for U.S. federal income tax purposes. These statements are subject to risks and uncertainties that could cause actual results to differ materially, including, without limitation, the following: the approval of the transaction by the Palm and Handspring stockholders; the satisfaction of closing conditions, including the receipt of regulatory approvals; the ability of Palm and PalmSource to operate as separate companies after the spin-off; the successful integration of Handspring’s employees and technologies with those of Palm; fluctuations in demand for Palm’s and Handspring’s products and solutions; the ability to successfully combine product offerings; the possibility that the business cultures of Palm and Handspring are incompatible; possible development of marketing delays relating to product offerings; the introduction of new products by competitors or the entry of new competitors into the markets for Palm’s and Handspring’s products; the possibility that the Internal Revenue Service will determine that the spin-off will not be tax-free to Palm and its stockholders; an acquisition of over 50% of the stock of Palm or PalmSource within two years following the spin-off that is determined by the Internal Revenue Service to be part of a plan or series of related transactions involving the spin-off, making the spin-off taxable to Palm. The combined company may not successfully integrate the operations of Palm and Handspring in a timely manner, or at all, and the combined company may not realize the anticipated benefits or synergies of the merger. A detailed discussion of other risks and uncertainties that could cause actual results and events to differ materially from such forward-looking statements is included in Palm’s and Handspring’s most recent filings with the Securities and Exchange Commission. Neither Palm nor Handspring undertakes any obligation to update forward-looking statements reflected in this transcript after the date of the conference call.

Additional Information And Where To Find It

Palm, Inc. and Handspring, Inc. intend to file a registration statement on Form S-4 containing a joint proxy statement/prospectus in connection with the reorganization transaction involving Palm, PalmSource, Inc. and Handspring. In addition, PalmSource intends to file a registration statement on Form S-4 containing a prospectus relating to the distribution of PalmSource shares to the existing stockholders of Palm. Investors and security holders are urged to read these filings when they become available because they will contain important information about the reorganization transaction described herein. Investors and security holders may obtain free copies of these documents (when they are available) and other documents filed with the Securities and Exchange Commission at the Securities and Exchange Commission’s web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the Securities and Exchange Commission by Palm by contacting of Palm Investor Relations (877-696-7256 or Palm.IR@corp.palm.com). Investors and security holders may obtain free copies of the documents filed with the Securities and Exchange Commission by Handspring by contacting Handspring Investor Relations (Brad Driver at 650-230-5070 or bdriver@handspring.com). Investors and security holders may obtain free copies of the documents filed with the Securities and Exchange Commission by PalmSource by contacting PalmSource Investor Relations (Al Wood at 408-400-3000 or Al.Wood@palmsource.com).

Palm and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Palm and Handspring in connection with the reorganization transaction described herein. Information regarding the special interests of these directors and executive officers in the reorganization transaction described herein will be included in the joint proxy statement/prospectus of Palm and Handspring described above. PalmSource and its directors and executive officers also may be deemed to be participants in the solicitation of proxies from the stockholders of Palm and Handspring in connection with the reorganization transaction described herein. Information regarding the special interests of these directors and executive officers in the reorganization transaction described herein will be included in the prospectus of PalmSource described above Additional information regarding the directors and executive officers of Palm is also included in Palm’s proxy statement for its 2002 Annual Meeting of Stockholders, which was filed with the Securities and Exchange Commission on or about August 26, 2002. This document is available free of charge at the Securities and Exchange Commission’s web site at www.sec.gov and from

CCBN StreetEvents	streetevents@ccbn.com	617.603.7900	www.streetevents.com

FINAL TRANSCRIPT

PALM – Palm Acquisition of Handspring and PalmSource Spin-Off

Palm by contacting Palm Investor Relations (877-696-7256 or Palm.IR@corp.palm.com).

Handspring and its directors and executive officers also may be deemed to be participants in the solicitation of proxies from the stockholders of Handspring and Palm in connection with the reorganization transaction described herein. Information regarding the special interests of these directors and executive officers in the reorganization transaction described herein will be included in the joint proxy statement/prospectus of Palm and Handspring described above. Additional information regarding these directors and executive officers is also included in Handspring’s proxy statement for its 2002 Annual Meeting of Stockholders, which was filed with the Securities and Exchange Commission on or about October 1, 2002. This document is available free of charge at the Securities and Exchange Commission’s web site at www.sec.gov and from Handspring by contacting Handspring Investor Relations (Brad Driver at 650-230-5070 or bdriver@handspring.com).

CCBN StreetEvents	streetevents@ccbn.com	617.603.7900	www.streetevents.com